Exhibit 7.01

[FAIRCHILD SEMICONDUCTOR LOGO]

FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC.

CORPORATE GOVERNANCE GUIDELINES
(As Amended Through May 3, 2006)

1. Responsibilities and Conduct of the Board of Directors.

The basic responsibility of the company’s directors is to exercise their business judgment to act in what they reasonably believe to be in the best interests of the company and its stockholders. In discharging this responsibility, the directors’ primary functions include:

•	selecting the chief executive officer, reviewing and approving the selection of other senior officers and reviewing management succession planning,

•	overseeing and assessing the company’s business goals, strategies and performance,

•	evaluating and approving financial and internal controls and disclosure practices, and

•	striving to ensure that the company’s business is conducted with the highest standards of ethical conduct and in conformity with all applicable laws and regulations.

Directors are expected to fully and in person attend board meetings, stockholder meetings and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities, with the understanding that occasionally a director may not be able to attend a meeting. A director who is not able to attend is expected to notify the chairman of the board or applicable committee in advance. Information and data that are important to the board’s understanding of the business to be conducted at a board or committee meeting should generally be distributed in writing to the directors before the meeting, and directors should review these materials in advance of the meeting.

Although the roles of the offices of chairman of the board and the chief executive officer are currently held by different persons, the board has no policy requiring the separation of these offices. The board believes that this issue is part of the succession planning process and that it is in the best interests of the company for the board to make determinations on this issue from time to time based on the relevant facts and circumstances.

The chairman will establish the agenda for each board meeting in consultation with the CEO, other directors and committee chairs. At the beginning of the year the chairman will establish a schedule of agenda subjects to be discussed during the year (to the degree this can be foreseen). Each board member is free to suggest the inclusion of items on the agenda. Each board member is free to raise at any board meeting subjects that are not on the agenda for that meeting. The board will review the company’s long-term strategic plans and the principal issues that the company will face in the future during at least one board meeting each year.

The non-management directors will meet in executive session at least quarterly. The Chairman, if an independent director, will preside at all meetings of the non-management directors. Otherwise, a lead director to preside at these meetings will be chosen by the non-management directors and his name will be disclosed in the annual proxy statement. The board believes that the management speaks for the company. Individual board members may, from time to time, be requested to meet or otherwise communicate with various constituencies that are involved with the company. But it is expected that board members not do this except with the express knowledge, and upon the request, of management, absent unusual circumstances or as contemplated by the committee charters.

In discharging their obligations, directors are entitled to rely on the honesty and integrity of the company’s senior executives and its outside advisors and auditors. The directors shall also be entitled to have the company purchase reasonable directors’ and officers’ liability insurance on their behalf, to the benefits of indemnification to the fullest extent permitted by law and the company’s certificate of incorporation, bylaws and any indemnification agreements, and to exculpation as provided by Delaware law and the company’s certificate of incorporation.

2. Board Composition and Director Qualifications

The board will have a majority of directors who meet the criteria for independence required by the New York Stock Exchange. The Nominating and Governance Committee is responsible for reviewing with the board, on an annual basis, the requisite skills and characteristics of new board members as well as the composition of the board as a whole. This assessment will include members’ independence, as well as consideration of their business and industry experience, skills and areas of expertise, diversity and age, in the context of the needs of the board.

The directors are elected each year by the stockholders at the company’s annual meeting. Nominees for directorship will be selected by the Nominating and Governance Committee in accordance with the policies and principles in its charter. Stockholders may also recommend nominees for consideration by the Nominating and Governance Committee by submitting their names and additional information to: Nominating and Governance Committee, c/o Corporate Secretary, Fairchild Semiconductor International, Inc., 82 Running Hill Road, South Portland, Maine 04106. The Nominating and Governance Committee considers what nominees it will propose to the board and has complete discretion in this regard. The board considers the committee’s nominees and proposes a slate of nominees to the stockholders for election to the board. Between annual stockholder meetings, the board may elect directors to serve until the next annual meeting. The invitation to join the board should be extended by the board itself, by the chairman of the Nominating and Governance Committee and the chairman of the board.

The certificate of incorporation restricts the size of the board to between seven and thirteen members. It is the sense of the board that its current size is appropriate. However, the board may consider expanding the size of the board, to the extent permitted by the company’s certificate of incorporation, and as otherwise permitted by the stockholders, to accommodate an exceptional candidate for director who may be available.

It is the sense of the board that individual directors who change the responsibility they held when they were elected to the board should volunteer to resign from the board. It is not the sense of the board that in every instance the directors who retire or change from the position they held when they came on the board should necessarily leave the board. There should, however, be an opportunity for the board, through the Nominating and Governance Committee, to review the continued appropriateness of board membership under the circumstances.

Directors should not serve on more than two public company boards of directors, in addition to the company’s board of directors. Directors should advise the chairman of the board and the chairman of the Nominating and Governance Committee in advance of accepting an invitation to serve on another public company board.

The board does not believe it should establish term limits or a mandatory retirement age. While such policies could help insure that there are fresh ideas and viewpoints available to the board, they hold the disadvantage of losing the contribution of directors who have been able to develop, over a period of time, increasing insight into the company and its operations and, therefore, provide an increasing contribution to the board as a whole. As an alternative to term limits, the Nominating and Governance Committee will review each director’s continuation on the board every three years. This will allow each director the opportunity to conveniently confirm his or her desire to continue as a member of the board.

3. Board Committees

The board will have at all times an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. All of the members of these committees will be independent directors under the criteria established by the New York Stock Exchange. Committee members will be appointed by the board upon recommendation of the Nominating and Governance Committee with consideration of the desires of individual directors. It is the sense of the board that consideration should be given to rotating committee members periodically, but the board does not feel that rotation should be mandated as a policy.

Each committee will have its own charter, which will be published on the company’s external web site. The charters will set forth the purposes, goals and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and committee reporting to the board. The charters will also provide that each committee will annually evaluate its performance.

The chairman of each committee, in consultation with the committee members, will determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee’s charter. The chairman of each committee, in consultation with the chairman of the board, appropriate members of the committee and management, will develop the committee’s agenda. At the beginning of the year each committee, in consultation with the chairman of the board, will establish a schedule of agenda subjects to be discussed during the year (to the degree these can be foreseen).

The schedule for each committee will be furnished to all directors. Each committee should apprise the full board of its activities on a regular basis.

The board and each committee have the power to hire independent legal, financial or other advisors as they may deem necessary, without consulting or obtaining the approval of any officer of the company in advance.

The board may, from time to time, establish or maintain additional committees as necessary or appropriate.

4. Director Access to Officers and Employees

Directors have full and free access to officers and employees of the company. Any meetings or contacts that a director wishes to initiate may be arranged through the CEO, the secretary of the board or directly by the director. The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the company and will, to the extent it is not inappropriate, copy the CEO on any written communications between a director and an officer or employee of the company.

The board encourages regular attendance at board meetings of senior officers of the company as appropriate and to the extent it would be helpful to the board. If the CEO wishes to have company personnel attendees on a regular basis, this suggestion should be brought to the chairman or the board for approval.

5. Director Compensation and Stock Ownership Requirements

The form and amount of director compensation will be determined by the board based on the recommendation of the Compensation Committee in accordance with the policies and principles set forth in its charter, and the Compensation Committee will conduct an annual review of director compensation. The Compensation Committee will consider that directors’ independence may be jeopardized if director compensation and perquisites exceed customary levels, if the company makes substantial charitable contributions to organizations with which a director is affiliated, or if the company enters into consulting contracts with (or provides other indirect forms of compensation to) a director or an organization with which the director is affiliated.

During their tenure on the board, directors are expected to maintain ownership of 20,000 shares of company common stock. The Compensation Committee shall make recommendations to the board regarding this policy. Ownership of shares, however acquired, and vested deferred stock units, vested restricted shares or other vested full-value equity awards will count toward the ownership requirement. Stock options, whether or not vested, and unvested deferred stock units, restricted shares or other unvested full-value equity awards will not count. Directors will have five years after implementation of the requirement or their first service on the board to achieve the requirement.

6. Director Orientation and Continuing Education

All new directors will participate in a company orientation program, which should be conducted within two months of the new director’s election or appointment. This orientation will include presentations by senior management to familiarize new directors with the company’s strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its ethics policies, its principal officers, and its internal and independent auditors. In addition, the orientation program will include visits to company headquarters and, to the extent practical and beneficial, certain of the company’s significant facilities. All other directors should also be invited to attend orientation programs.

Directors are also expected to attend relevant educational programs related to their duties on the board of directors, including programs such as those accredited by Institutional Shareholder Services. Senior management will keep directors apprised of relevant educational programs, materials and other opportunities to enhance their experience and skills as directors.

7. CEO Evaluation and Management Succession

The Compensation Committee will conduct an annual review of the CEO’s performance, as set forth in its charter. The board of directors will review the Compensation Committee’s report in order to ensure that the CEO is providing the best leadership for the company in the long- and short-term.

The Nominating and Governance Committee should make an annual report to the board on succession planning. The committee should work closely with the company’s Human Resources Department to fully understand the capabilities of key employees. The entire board will work with the Nominating and Governance Committee to nominate and evaluate potential successors to the CEO. The CEO should at all times make available his or her recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals.

8. Annual Performance Evaluation

The board of directors will conduct an annual self-evaluation to determine whether it and its committees are functioning effectively. The Nominating and Governance Committee will receive comments from all directors and report annually to the board with an assessment of the board’s performance. This will be discussed with the full board following the end of each fiscal year. The assessment will focus on the board’s contribution to the company and specifically focus on areas in which the board or management believes that the board could improve.

9.	Communications with Directors or Members of the Audit Committee

If anyone wants to send a communication to the board or any member of the board regarding any matter, they may do so by submitting their communication via e-mail, in writing, or by phone to an address and phone number that are published on the company’s external Web site. Interested parties may communicate in this manner with any director including the lead director of the non-management directors, or the non-management directors individually or as a group. These communications will be received by the Corporate Secretary (Paul D. Delva) and, if addressed to a specific committee, director or group of directors, will be forwarded by the Secretary directly to that committee, director or group of directors.

If anyone has a concern about the company’s conduct, or about the company’s accounting, internal accounting controls or auditing matters, they may communicate that concern directly to the company’s Audit Committee. Any such communications must be addressed to the company’s Audit Committee and may be confidential or anonymous, and may be e-mailed, submitted in writing, or reported by phone using the contact details posted on the company’s Web site. These communications will be received by the Corporate Secretary and forwarded immediately to the members of the Audit Committee.

All communications sent to the board without specified addressees will be received and reviewed by the Corporate Secretary and forwarded to the appropriate board member or committee.